

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

Jonas Grossman
Chief Executive Officer
Chardan NexTech Acquisition 2 Corp.
17 State Street, 21st Floor
New York, NY 10004

> **Re: Chardan NexTech Acquisition 2 Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 4, 2021**
> **File No. 333-254010**

Dear Mr. Grossman:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 filed June 4, 2021

Initial Business Combination
General, page 8

1. Please clarify here and in the risk factors section that the public stockholders will not be entitled to vote or redeem their shares in connection with an extension from 18 months to up to 24 months to complete the business combination, as referenced on page 23. Please also describe the loans from insiders or their affiliates in the event of an extension under Certain Relationships and Related Party Transactions. Alternatively, please explain to us why such disclosure is not required.

You may contact Tracie Mariner at 202-551-3744 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ari Edelman, Esq.